Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 23, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11076
Limited Duration Fixed Income ETF Portfolio, Series 53
(the “Trust”)
CIK No. 1988504 File No. 333-274640

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Risk Factors

1.The fourth sentence of “Interest Rate Risk” states, “The Federal Reserve has recently raised interest rates and expects to continue to do so in response to inflation.” Please delete "recently" to be consistent with the Market Risk disclosure above, which notes ". . . the Federal Reserve has raised interest rates and expects to continue to do so . . ."

Response:In accordance with the Staff’s comment, the word “recently” in the fourth sentence of the “Interest Rate Risk” will be removed and the sentence will be replaced in its entirety with the following:

“The Federal Reserve has raised interest rates and expects to continue to do so in response to inflation.”

2.If funds invest significantly in subprime residential mortgage loans, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon